UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

10 October 2023
Commission File No. 001-32846

____________________________
CRH public limited company
(Translation of registrant's name into English)

____________________________

Belgard Castle, Clondalkin,
Dublin 22, Ireland.
(Address of principal executive offices)
____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

Enclosure: Interim Dividend: CREST Currency Election Deadline

CRH plc
  (the "Company")

10 October 2023

2023 INTERIM DIVIDEND - CURRENCY ELECTION DEADLINE FOR CRH DEPOSITORY INSTRUMENTS HELD IN CREST

As announced on 24 August 2023, an interim dividend of $0.25 per share will be paid on 22 November 2023 to shareholders registered at the close of business on 20 October 2023 (the "Interim Dividend"). The ex-dividend date will be 19 October 2023.

The default payment currency for the Interim Dividend for shareholders holding their Ordinary Shares in the form of Depository Interests is euro. Such shareholders can elect to receive the Interim Dividend in US Dollars or Pounds Sterling by providing their instructions to the Company's Depositary Interest provider, Computershare Investor Services plc ("Computershare") by 5.00 p.m. (British Summer Time) on 23 October 2023. Elections are enabled in CREST. No partial elections will be allowed.  The same deadline applies for such shareholders to provide DWT exemption forms, where applicable, to Computershare.

Enquiries

Contact
Neil Colgan
Company Secretary
Tel: + 3531 6344340

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRH public limited company
(Registrant)

Date 10 October 2023
By:___/s/Neil Colgan___
N.Colgan
Company Secretary